July 1, 2005

Mail Stop 3561

Via US Mail and Facsimile

Ms. Kimberly Tharp
Chief Financial Officer
3500 N.W. 37th Avenue
Miami, Florida 33142

Re:	Florida Gaming Corporation
	Form 10-KSB for the year ended December 31, 2004
	Form 10-QSB for the period ended March 31, 2005
	Commission file #: 000-09099

Dear Ms. Tharp:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

Management`s Discussion and Analysis

- General
1. We note that you have not provided a discussion of your critical accounting estimates in your MD&A section. In future filings, please include a section which details each of your critical accounting policies and addresses the following areas:
* Types of assumptions underlying the most significant and subjective estimates;
* Sensitivity of those estimates to deviations of actual results from management`s assumptions; and
* Circumstances that have resulted in revised assumptions in the past.
Refer to Financial Reporting Policy 60 and Release No. 33-8350 for guidance. Revisions should include, but not be limited to critical accounting estimates related to revenue, impairment of real estate and other long-lived assets, deferred taxes, unclaimed winnings and
ITW payables.

- Results of Operations, page 23

2. In future filings, please describe the reasons for any material changes from period to period rather than just quantifying the difference. In this regard, please revise future filings to provide an analysis and quantification of the particular causes of changes in line items such as pari-mutuel revenues, insurance expense, Summer jai-alai operations, and program revenue. See Item 303(b)(1)(vi) of
Regulation S-B.

- Liquidity and Capital Resources, page 26

3. We note your disclosure that working capital increased during 2004, however you have not mentioned that a negative working capital balance still exists. In this regard, please revise future filings to include a discussion of the existence of the net working capital deficit and the impact of this deficit on your ability to operate your business and meet your obligations as they come due. See Item
303(b)(1) of Regulation S-B.

Financial Statements

Statements of Operations, page 4
Note P - Involuntary Conversion, page 28

4. We note that you have treated the $862,863 gain on insurance settlement for hurricane damage as an extraordinary item on your statement of operations for the year ended December 31, 2004. Because hurricanes are not unusual or infrequent in Florida, please revise future filings to remove classification of your gain on insurance settlement for hurricane damage as extraordinary. See paragraph 20 of APB 30.

5. We note from Note A that in computing income (loss) per share you reduce income (loss) by required dividends on preferred shares. In future filings, to the extent the dividends are materially significant to net income (loss), as they were in 2003, consider revising your statements of operations to present this reduction, and the net income (loss) available to common shareholders, on the face of the statement.

Notes to the Financial Statements

Note A.  Summary of Significant Accounting Policies, page 8
- Property, Plant and Equipment, page 8
6. Revise future filings to disclose the useful lives related to each class of property, plant and equipment.
- Long-lived Assets, page 8
7. We note from the statements of cash flows that you had a loss on impairment of assets during 2003 and 2004. Please explain to us and include in future filings, (1) a description of the impaired long-lived asset (asset group) and the facts and circumstances leading to the impairment; (2) the caption in the statement of operations that includes that loss; (3) the method for determining fair value; and
(4) the segment in which the impaired long-lived asset (asset group) is reported. See paragraph 26 of SFAS No. 144.

- Pari-mutuel Wagering, page 9

8. We note from your disclosure that revenue is derived from acceptance of wagers under a pari-mutuel wagering system. Please explain to us, and include in future filings, the point when both jai-alai and inter track mutual commissions revenue is recognized. Also, tell us, with a view toward expanded disclosure in future filings, your accounting policy for each type of revenue you derive and explain how your accounting policy complies with SAB Topic 13. Include in your response a description of your policy on including simulcast guest commissions as a reduction of revenue. Additionally, please explain to use the purpose of including Total Pari-Mutuel Handle amounts at the top of the statement of operations and describe how it is included in your determination or calculation of revenue.
We may have further comment upon receipt of your response.

- Advertising Costs, page 9

9. We note your disclosure that you capitalize advertising costs benefiting future periods. Please explain to us the types of advertising costs that are capitalized and your basis for their capitalization. Also, please tell us the amortization period and how that period was determined. See SOP 93-7 for guidance. Finally, please state the amount of advertising costs that are included as assets as of December 31, 2003 and 2004. We may have further comment upon receipt of your response.

Note D.  Stock options and Warrants, page 13

10. We note that because you use the intrinsic method of accounting for employee stock options, you have disclosed the amounts that compensation expense and loss per share would have increased had you used the fair value method. In future filings, please provide these disclosures in the tabular format outlined in paragraph 2(e) of SFAS
148.

11. We note that on June 13, 2003 you issued options to advisors and consultants for $6.78 per share, which was three times the book value as of March 31, 2003. Please tell us with a view towards expanded disclosure in future filings, the fair market value of the stock on
June 13, 2003 (i.e., the date the options were granted). Additionally, please tell us the fair market value of your stock on
September 23, 2003 related to the shares issued to a director on that date. If the options and stock were granted at amounts that were less than the fair market value of your stock on the date of grant, please revise the financial statements in future filings to record compensation expense for the difference in the amounts.

Note E.  Taxes on Income, Handle and Admissions, page 14

12. We note that the deferred tax asset includes a real estate valuation reserve. Please explain to us, and disclose in future filings, the purpose of this reserve, as well as how the reserve is recorded in your financial statements.

13. Please revise future filings to provide the disclosures
required
by paragraph 47 of     SFAS 109.



Note L.  Real Estate Held for Sale, page 24

14. It appears that you have recorded the net loss from operations of your real estate segment as one line item under Other Income (Expense). In this regard, please tell us why you believe it is appropriate to net the revenue and expense amounts, and to classify the amounts as non-operating expenses. Additionally, please tell us why you believe the loss on the repurchase of property is appropriately classified as non-operating income. We may have further comments upon review of your response.

Note M.  Segment Information, page 26

15. Supplementally provide us with, and revise future filings to include the disclosures required by paragraph 32 of SFAS No. 131.

Form 10-QSB for the quarter ended March 31, 2005

16. We note from Note O to the financial statements included in Form
10-KSB for the year ended December 31, 2004, that in January 2005 you issued a note payable to two parties that is contingent on the passage of a gaming question on a future referendum. In this regard, please tell us whether this contingent liability still exists and if so, please include disclosure of this contingency in future filings.

17. Comply with the comments on the Form 10-KSB for the year ended December 31, 2004 as they apply to filings on Form 10-QSB.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Lamoureux at 202-551-3301 or Katherine
Mathis
at 202-551-3383 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
??

??

??

??

Ms. Kimberly Tharp
Florida Gaming Corporation
July 1, 2005
Page 1